

July 7, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

>   **Re: SciSparc Ltd.**
>   **Amendment No. 8 to Registration Statement on Form F-4**
>   **Filed June 25, 2025**
>   **File No. 333-282351**

Dear Oz Adler:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2025 letter.

Amendment No. 8 to Registration Statement on Form F-4 filed June 25, 2025

Consolidated Financial Statements, page F-1

1.   Your disclosure in the filing indicates that you expect to effect a one-for-twenty one reverse share split prior to the completion of the merger. Please provide clarification as to when your anticipated reverse share split will be effected in relation to the effectiveness of this registration statement. Please also tell us how you anticipate reflecting the reverse share split retrospectively in your historical financial statements. Refer to the guidance in paragraphs 26 through 29 and 64 of IAS 33 and SAB Topic 4.C.

Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Howard Berkenblit, Esq.